Exhibit (a)(12)

August 18, 2011

Dear Option Holders and Restricted Stock Unit Holders of Icagen, Inc.:

As you know, on July 20, 2011, we announced that Icagen entered into a merger agreement with Pfizer Inc. and Eclipse Acquisition Corp., a wholly-owned subsidiary of Pfizer. The merger agreement provides for the acquisition of Icagen common stock at a price of $6.00 per share in cash, without interest thereon and subject to any applicable withholding and transfer taxes. The transaction is structured as a tender offer followed by a second step merger.

Under the terms of the merger agreement, each option to purchase Icagen common stock that is outstanding immediately prior to the effective time of the merger, whether vested or unvested, will be cancelled immediately prior to the effective time of the merger in exchange for a cash payment to be made promptly following the effective time of the merger equal to the excess, if any, of $6.00 over the exercise price of the option, multiplied by the number of shares of Icagen common stock underlying the option. Options with exercise prices greater than or equal to $6.00 will be cancelled without any payment being made in respect thereof.

For example, if you hold an option to purchase 100 shares of common stock at an exercise price of $4.00 per share, you would receive a payment of $200 (100 × $2.00), subject to applicable transfer and withholding taxes, for this option. Any option with an exercise price per share equal to or greater than $6.00 will be cancelled for no payment.

Each Icagen restricted stock unit that is outstanding immediately prior to the time that the shares tendered in the Offer are accepted for payment shall vest and shall be settled by Icagen through the issuance to the restricted stock unit holder of one share of Icagen common stock in respect of each restricted stock unit, subject to applicable withholding and transfer taxes. At the effective time of the merger, each share of common stock issued with respect to such former restricted stock unit shall be converted into the right to receive the merger price of $6.00 per share.

The closing of the merger could occur as early as September 1, 2011.

Please note that, in order to ensure an orderly closing, the Company will not accept any stock option exercises delivered after 4:00 p.m. New York City time on Wednesday, August 24, 2011, unless we notify you that this deadline has been extended. Accordingly, if you wish to exercise your options prior to the closing of the merger, you must do so before this deadline.

Note that you do not need to exercise your options in order to receive payment for your options in connection with the closing of the merger.

We encourage you to consult with your personal tax, accounting and legal advisors regarding the treatment of your stock options and restricted stock units under the terms of the merger agreement.

The attached notice describes in more detail the treatment of Icagen options and restricted stock units in the proposed merger. If you have any questions, please contact Robert Jakobs of the Company at (919) 941-5206.

Warmest regards,

P. Kay Wagoner, Ph.D.

President and Chief Executive Officer

NOTICE TO HOLDERS OF OPTIONS AND RESTRICTED STOCK UNITS TO PURCHASE

COMMON STOCK OF ICAGEN, INC.

TO THE HOLDERS OF OPTIONS TO PURCHASE SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE (“Common Stock”), AND RESTRICTED STOCK UNITS OF ICAGEN, INC. (the “Company”), GRANTED PURSUANT TO THE COMPANY’S

Equity Compensation Plan, as amended

2004 Stock Incentive Plan, as amended

AND OPTION AGREEMENTS AND RESTRICTED STOCK UNIT AGREEMENTS ISSUED PURSUANT TO SUCH PLANS.

NOTICE IS HEREBY GIVEN that the Company has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as July 20, 2011, with Pfizer Inc. (“Pfizer”) and Eclipse Acquisition Corp. (the “Purchaser”). In accordance with the Merger Agreement, the Purchaser has commenced a tender offer to purchase all of the outstanding shares of Common Stock at a price of $6.00 per share in cash (the “Offer Price”), without interest thereon and subject to any applicable withholding and transfer tax, and, subject to the terms of the Merger Agreement, the Purchaser will subsequently merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Pfizer (the “Merger”).

In accordance with the terms of the Merger Agreement, each option to purchase Icagen common stock (an “Option”) that is outstanding immediately prior to the effective time of the Merger (the “Effective Time”), whether vested or unvested, will be cancelled immediately prior to the Merger in exchange for a cash payment to be made promptly following the effective time of the Merger equal to the excess, if any, of $6.00 over the exercise price of the Option, multiplied by the number of shares of Common Stock underlying the Option (each, a “Cashed-Out Option”), without interest thereon and subject to applicable withholding and transfer taxes. Options with exercise prices greater than or equal to $6.00 will be cancelled without any payment being made in respect thereof.

Each Icagen restricted stock unit (“RSU”) that is outstanding immediately prior to the time that the shares tendered in the Offer are accepted for payment by the Purchaser shall vest and shall be settled by the Company through the issuance to the RSU holder of one share of Common Stock in respect of each RSU, subject to applicable withholding and transfer taxes. At the effective time of the Merger, each share of common stock issued with respect to such former RSU shall be converted into the right to receive the merger price of $6.00 per share, each, a (“Cashed-Out RSU”).

Under the Merger Agreement, payments with respect to each Cashed-Out Option and Cashed-Out RSU are payable following the Effective Time.

The cash amount in respect of Cashed-Out Options and Cashed-Out RSUs will be delivered to holders of such Options and RSUs net of all applicable transfer and withholding taxes, including income and employment taxes.

Holders of Options and RSUs do not need to take any action to receive the payments described in this notice. Please call Robert Jakobs of the Company at (919) 941-5206 with any questions. The information in this notice is qualified in its entirety by the terms of the Merger Agreement filed by the Company with the Securities and Exchange Commission (“SEC”) on July 20, 2011 as an exhibit to the Company’s Current Report on Form 8-K and in the Tender Offer Solicitation/Recommendation Statement filed by the Company on Schedule 14D-9 on August 4, 2011 (as amended and supplemented from time to time, the “Schedule 14D-9”). You may obtain a copy of the Merger Agreement and Schedule 14D-9 through the SEC’s website at http://www.sec.gov. Each Option holder and RSU holder should carefully read the Merger Agreement and Schedule 14D-9 for additional information and details about the Merger and the treatment of Options and RSUs. Each Option holder and RSU holder is encouraged to consult with his or her personal tax, accounting and legal advisors regarding the treatment of Options and RSUs under the terms of the Merger Agreement.

Exercises of Options prior to the Effective Time

Note that the Company will not accept exercises of Options after 4:00 p.m. New York City time on Wednesday, August 24, 2011, unless this date is subsequently modified by the Company. For Company executive officers, directors and certain designated employees, you must coordinate the exercise of your vested Options (subject to the Company’s pre-clearance requirements) by contacting Robert Jakobs at (919) 941-5206. As a reminder, you can never trade in Company securities while you possess material, nonpublic information.